Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7700 micorp.com

September 30, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Marshall & Ilsley Corporation
Registration Statement on Form S-4
File No. 333-150734

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Marshall & Ilsley Corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on October 2, 2008, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert this action as defense in any proceeding indicated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MARSHALL & ILSLEY CORPORATION

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President, Chief Administrative
Officer and General Counsel

CC:

C.J. Wauters